SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 30, 2006

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   No <u>X</u>

Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES THE GRANTING OF RIGHTS TO ACQUIRE ANGLOGOLD ASHANTI ORDINARY SHARES TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME.



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold" or "the Company")

ISIN: ZAE000043485   JSE Share code: ANG

**GRANTING OF RIGHTS TO ACQUIRE ANGLOGOLD ASHANTI ORDINARY SHARES
TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME**

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of awards by the Company to acquire AngloGold Ashanti ordinary shares in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.

Date of notification	:	30 August 2006
Effective date of award	:	5 August 2006
Strike price	:	Nil cost to participant (market value per share at date of grant was R327.50)
Vesting date	:	On 29 April 2005, shareholders approved the introduction of two new incentive plans. The bonus share plan provides for the vesting of awards, in full, three years from the effective date of grant, provided that the participant is still in the employ of the company at the date of such vesting. An announcement was issued on 8 March 2006 detailing the awards granted to directors in terms of the bonus share plan. Any awards granted in terms of the bonus share plan not exercised by 8 March 2016 will automatically expire. Awards granted in terms of the long-term incentive plan vests three years after the effective date of grant, subject to the achievement of the performance conditions under which the awards were made. Any awards granted in terms of the long-term incentive plan not exercised by 30 August 2016 will automatically expire
Class of security	:	Awards to acquire ordinary shares of the Company
Type of interest	:	Direct beneficial

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name	Designation	No. of awards made pursuant to the Long-Term Incentive Plan	% of total awards granted
RM Godsell	Director	23,250	7.585%
R Carvalho Silva	Director	11,300	3.686%
NF Nicolau	Director	11,300	3.686%
S Venkatakrishnan	Director	11,300	3.686%
YZ Simelane	Managing Secretary	5,000	1.632%
Total awards granted to directors and company secretarial personnel		62,150	20.275%

The awards above form part of a total grant of	306,525	100.0000%
Number of participants	79	

Johannesburg
30 August 2006

JSE Sponsor : UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 30, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary